Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Power & Digital Infrastructure Acquisition Corp. (the “Company”) on Form S-1 of our report dated January 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statements of Power & Digital Infrastructure Acquisition Corp. as of December 31, 2020 and for the period from December 29, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 22, 2021